

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Walter Davis
President
Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

   Re: **Morgan Stanley Smith Barney Charter Campbell L.P.**
      Form 10-K for the fiscal year ended 12/31/2010
      Filed March 29, 2011
      File No. 000-50064

Dear Mr. Davis:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You indicate that you have incorporated by reference information from previously filed prospectuses. In future filings, as applicable, please file all relevant pages from the prospectuses as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act. Additionally, please clearly identify the information that is being incorporated by reference from these documents.

2. In future filings, briefly discuss the trading strategy or focus of the trading advisor or advise. In addition to the fee terms disclosed, please discuss the duration and termination provisions of the trading advisor agreement.

3. Here and in your annual report, you disclose your open futures and forward contracts on an aggregate basis. In future filings, please identify the portions that consist of exchange and off-exchange traded contracts separately or explain how the difference in

counterparty risks between the two types of contracts is not material. To the extent your holdings of off-exchange derivatives are material, please discuss the principal terms of the instruments/ agreements used and clarify whether they are based on an industry standard master agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney - Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc:	Edwin L. Lyon
	Cadwalader, Wickersham & Taft LLP